UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

Talos Energy Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38497
(State or other jurisdiction of incorporation)	(Commission File No.)

333 Clay Street, Suite 3300

Houston, Texas 77002

(Address of principal executive offices) (Zip Code)

William S. Moss III

(713) 328-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Disclosure of Payments By Resource Extraction Issuers

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

On February 13, 2023, Talos Energy Inc. (“Talos”) completed the acquisition of EnVen Energy Corporation (“EnVen”), a private operator in the deepwater U.S. Gulf of Mexico. Talos is not required to commence reporting payment information for EnVen until the Form SD submitted for the fiscal year immediately following the effective date of the acquisition. Talos is relying on this accommodation. Any payments processed under EnVen’s accounting and reporting systems during a transitional period beginning on the acquisition date and ending on April 30, 2023 are not reflected in the payment disclosure.

Section 3 – Exhibits

Item 3.01.	Exhibits

The following exhibit is filed as part of this report.

2.01	Resource Extraction Issuer Disclosure and Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Talos Energy Inc.

Date: September 23, 2024	By:	/s/ William S. Moss III
	Name:	William S. Moss III
	Title:	Executive Vice President, General Counsel and Secretary